SEI Investments Distribution Co.
Notes to Statement of Financial Condition
December 31, 2017

(in thousands of dollars)

1. Organization and Nature of Business

SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI or the parent). SIDCO is a broker registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

2. Summary of Significant Accounting Policies

Revenue Recognition
SIDCO earns commissions on securities transactions executed on behalf of its clients. Commissions earned and not received are recorded in Receivables from clearing organizations on the accompanying Statement of Financial Condition.

Distribution and shareholder servicing fees are recognized in the period in which the services are performed. Fees earned and not received are recorded in Fees receivable from affiliated and non-affiliated funds on the accompanying Statement of Financial Condition. The majority of the Company's distribution and shareholder servicing fees are recorded net of payments made to other financial institutions for reimbursement of expenses incurred in connection with distribution assistance or provision of shareholder services.

Cash Segregated in Compliance with Federal and Other Regulations
SIDCO maintains a special reserve bank account at a financial institution for the benefit of its customers. Cash of $505 on the accompanying Statement of Financial Condition has been segregated in this account in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

Securities Transactions
To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations. SIDCO has no maximum amount and this obligation applies to all trades executed through the clearing broker. At December 31, 2017, SIDCO has recorded no liabilities with regard to this potential obligation. During 2017, SIDCO paid no amounts to the clearing brokers related to these guarantees.

Fair Value of Financial Instruments
The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy describes three levels of inputs that may be used by the Company to measure fair value:

SEI Investments Distribution Co.
Notes to Statement of Financial Condition
December 31, 2017

(in thousands of dollars)

Level 1 - Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets primarily include investments in mutual funds sponsored by SEI that can be redeemed daily at net asset value.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 financial assets consist of Federal Home Loan Bank (FHLB) and other U.S. Government Agency securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management.

The fair value of our financial assets is determined in accordance with the fair value hierarchy established in the accounting standard for fair value measurements. Management believes that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their market value as such financial instruments are short-term in nature.

	Total	Fair Value Measurements at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 8,242	$ 8,242	$ —	$ —
US Government Agency Securities	21,526	—	21,526	—
	$ 29,768	$ 8,242	$ 21,526	$ —

Proprietary Transactions
Securities owned are recorded at market value by using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments.

Mutual Funds
The fair value of the Company's Level 1 financial assets consist of investments in SEI sponsored open ended money market mutual funds that are quoted daily.

U.S. Government Agency Securities
All of the Company's investments in U.S. government agency securities are held in accounts at well-established financial institutions. Each financial institution utilizes the services of independent pricing vendors. These vendors utilize evaluated and industry accepted pricing models that vary by asset class and incorporate available trade, bid and other market information to determine the fair value of the securities. The market inputs, listed in approximate order of priority, include: benchmark yields, reported trade, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. The Company evaluated

SEI Investments Distribution Co.
Notes to Statement of Financial Condition
December 31, 2017

(in thousands of dollars)

the information regarding the pricing methodologies and processes utilized by the independent pricing vendors during the selection process of the financial institution. The Company analyzed this information for the purpose of classifying the securities into the appropriate level within the fair value hierarchy and to ensure that each pricing model for each asset class provided the fair value of those specific securities in accordance with generally accepted accounting principles. The Company continually monitors the price of each security for any unanticipated deviations from the previously quoted price or deviations from anticipated changes in a security's price based upon an assessment of market factors and other factors relative to a specific issue expected to affect a security's price. In the event a security price changed in excess of management's pre-established tolerance levels, additional analysis is conducted which may include the comparison of the security's price to other independent pricing vendors. The Company's investments in U.S. government agency securities have been recorded at the prices provided by the independent pricing vendor without adjustment.

Allowance for Doubtful Accounts
SIDCO provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The estimate is based on historical collection experience and a review of the current status of accounts receivable. The allowance for doubtful accounts balance was $18 at December 31, 2017.

Accrued Soft Dollars
SIDCO offers soft dollar program services to its clients where SIDCO provides certain research and brokerage services. SIDCO makes soft dollar payments in accordance with the safe harbor for such payments under Section 28(e) of the Securities Exchange Act of 1934. Accrued soft dollars on the statement of financial condition include $4,818 of soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

SIDCO does not generate its own research. Rather, it provides a broad spectrum of third-party created research to allow its advisers the widest selection of research and brokerage services.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. **Net Capital Requirements**

    As a registered broker-dealer, SIDCO is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). SIDCO has elected the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or two percent of aggregate debit items arising from customer transactions. At December 31, 2017, SIDCO had net capital of $15,584, which exceeded its minimum requirement by $15,334.

4. **Income Taxes**

    SIDCO uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make

SEI Investments Distribution Co.
Notes to Statement of Financial Condition
December 31, 2017

(in thousands of dollars)

assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

The results of operations of SIDCO are included in the federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense. SEI allocates income and expenses attributable to SIDCO which result in temporary differences and are included in the temporary differences below.

On December 22, 2017 the Tax Cuts and Jobs Act (Tax Act) was signed into law. The law included numerous changes to the current tax law including a permanent reduction in the corporate tax rate from 35.0 percent to 21.0 percent.

On October 18, 2017, the Pennsylvania Supreme Court issued without dissent a decision in Nextel Communications of the Mid-Atlantic, Inc., v. Commonwealth of Pennsylvania (6 EAP 2016). The decision found that the $3 million cap on the net operating loss deduction ("NOL") violated the Uniformity Clause of the Pennsylvania Constitution, while leaving in place the limitation on the deduction at 12.5% of taxable income. The Commonwealth reacted by changing the law, the flat-dollar cap on the NOL, currently at $5 million, will not be available for taxable years beginning in 2017 and thereafter. The NOL limitation of 30% of taxable income will continue to be effective for taxable years beginning in 2017. The percentage will increase to 35% in 2018 and 40% for years thereafter. As a result of the court decision and subsequent legislation, the projected usage of Pennsylvania Net Operating loss was decreased, resulting in an increase in state tax expense.

At December 31, 2017, SIDCO has net deferred income tax assets of $997. There is a valuation allowance against deferred tax assets in the amount of $4,466. The valuation allowance against deferred tax assets is related to limitations with regard to the Pennsylvania state net operating loss. At December 31, 2017, SIDCO has a state net operating loss carryforward of $53,682 which, if not utilized, will expire in the years 2020-2023.

The tax effect of temporary differences representing deferred tax assets/liabilities is as follows:

Expenses recognized in different periods for tax purposes	$	(11)
Book/tax difference of recorded assets		(449)
Revenue recognized in different periods		5
Stock based compensation expense		749
State net operating loss carryforward		5,363
Valuation allowance on certain deferred tax assets		(4,466)
Federal income effect of state tax		(194)
Net deferred tax asset	$	997

The Company did not have any unrecognized tax benefit as of December 31, 2017.

SIDCO has a formal tax sharing allocation agreement with its parent, SEI Investments Company. The agreement provides that if SIDCO has taxable income, it will pay a tax liability equivalent to

(in thousands of dollars)

what SIDCO would have paid if it filed a separate income tax return for the year. If the separately calculated federal income tax return for SIDCO results in a tax loss, the current benefit resulting from such loss, to the extent utilizable on a separate return basis, will be accrued and paid to SIDCO.

5. **Related Party Transactions**

As a wholly owned subsidiary of SEI, SIDCO is a party to various service agreements with affiliates of SEI. Accordingly, the financial position of SIDCO presented in the accompanying financial statement may have differed from those obtained if such relationships did not exist at the period presented.

SIDCO is a party to Distribution Agreements with several Registered Investment Companies (RICs), which are advised and/or administered by SEI Investments Management Corporation (SIMC). SIDCO receives a fee from the affiliated RICs for distributing shares of the affiliated RICs. Fees receivable from affiliated funds amounted to $9,348 and are reflected on the accompanying Statement of Financial Condition. SIDCO pays SEI Private Trust Company (SPTC) a fee for its shareholder services provided to Class A and F shares. The payable of $6,141 to SPTC for shareholder servicing fees is included in the payable to affiliates account on the accompanying Statement of Financial Condition.

Certain costs are allocated by SEI and its affiliates to SIDCO which include: office space, medical premiums, payroll taxes, 401k match, insurance, accounting and legal services, management expense, marketing costs, human resources, server costs and telephone.

The effect of intercompany transactions is reflected in Payable to parent and in Payable to affiliates on the accompanying Statement of Financial Condition. Under the Expense Allocation Agreement between SIDCO and SEI dated November 1, 2004, SIDCO is being billed monthly for services provided by SEI on its behalf.

SIDCO paid a $5,000 dividend to SEI on January 17, 2017, a $5,000 dividend on April 26, 2017, a $5,000 dividend on July 27, 2017 and a $5,000 dividend on October 23, 2017.

Following completion of eligibility requirements, SIDCO employees are able to participate in the Capital Accumulation Plan (CAP), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. After satisfying certain requirements, participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits.

SIDCO employees participate in a SEI stock option plan. SEI grants stock options to employees based on the fair market value of SEI's stock at the date of grant. All outstanding stock options have performance-based vesting provisions that tie the vesting of stock options to the SEI's financial performance. Stock options vest at a rate of 50 percent when a specified diluted earnings per share target is achieved, and the remaining 50 percent when a second, higher-specified diluted earnings per share target is achieved. Options do not vest due to the passage of time but as a result of achievement of the financial vesting targets. Options granted in December 2017 include a service condition which requires a minimum two or four year waiting period from the grant date along with the attainment of the applicable financial vesting target. Earnings per share targets exclude the impact of stock-based compensation and are established at time of

SEI Investments Distribution Co.
Notes to Statement of Financial Condition
December 31, 2017

(in thousands of dollars)

grant. The targets are measured annually on December 31. The amount of stock based compensation expense recognized in the period is based upon management's estimate of when the earnings per share targets may be achieved. Any change in management's estimate could result in the remaining amount of stock-based compensation expense to be accelerated, spread out over a longer period, or reversed. This may cause volatility in the recognition of stock-based compensation expense in future periods and could materially affect the Company's earnings.

SEI uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the price of the SEI's common stock as well as other variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock exercise behaviors, risk-free interest rate and expected dividends. SEI primarily uses historical data to estimate the variables used in the option-pricing model except expected volatility. SEI uses a combination of historical and implied volatility.

The weighted average fair value of SEI's stock options granted during 2017 were $17.08 using the following assumptions:

Expected term (in years)	6.07
Expected volatility	22.35%
Expected dividend yield	0.80%
Risk-free interest rate	2.31%

This table presents certain information relating to SEI's stock option plans for 2017:

	Number of Shares		Weighted Average Price
Balance as of January 1, 2017	114,750	$	29.40
Granted	6,000		71.12
Exercised	(6,000)		27.34
Expired or canceled	(5,000)		32.49
Balance as of December 31, 2017	109,750	$	31.66
Exercisable as of December 31, 2017	81,375	$	25.51

As of December 31, 2017, there were 81,375 shares exercisable. The expiration dates for options at December 31, 2017 range from December 16, 2018 to December 12, 2027 with a weighted average remaining contractual life of options outstanding is 5.2 years.

SEI Investments Distribution Co.
Notes to Statement of Financial Condition
December 31, 2017

(in thousands of dollars)

This table summarizes information relating to all options outstanding at December 31, 2017:

Range of Exercise Prices Per Share	Options Outstanding at December 31, 2017			Options Exercisable at December 31, 2017		
	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)
$14.62-$15.77	19,250	$ 15.47	3.2	19,250	$ 15.47	3.2
$17.65-$19.28	15,000	17.65	2.0	15,000	17.65	2.0
$22.45-$23.86	27,750	23.17	4.4	27,750	23.17	4.0
$29.61-$33.76	10,500	33.76	6.0	3,750	33.76	6.0
$40.64-$49.63	21,750	45.08	8.0	10,875	45.08	8.0
$53.34-$71.12	15,500	60.22	8.8	4,750	53.34	8.0
	109,750	$ 31.66	5.2	81,375	$ 25.51	4.3

Following completion of eligibility requirements, SIDCO employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined.

6.   Concentration of business risk

Brokerage commissions earned by SIDCO are received from various clearing brokers and remitted on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker. SIDCO earned a significant amount of its brokerage commissions through one broker. As of December 31, 2017, $541 is included in Receivables from clearing organizations and $250 in Deposits on the accompanying Statement of Financial Condition.

7.   Subsequent Events

The Company performed an evaluation of subsequent events through February 22, 2018, which is the date the financial statements were made available to be issued.

SIDCO paid a $5,000 dividend to SEI on January 17, 2018.